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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48050

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __KILEY PARTNERS, INC.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__16 Bel Giorno Court__
(No. and Street)

__Henderson__	__NV__	__89011__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Kiley__	__561-630-3200__	__Mike@kileypartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Rubio CPA, PC__
(Name – if individual, state last, first, and middle name)

__3500 Lenox Road NE, Suite 1500__	__Atlanta__	__GA__	__30326__
(Address)	(City)	(State)	(Zip Code)
__5/5/09__		__3514__	
(Date of Registration with PCAOB)(If applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL KILEY _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KILEY PARTNERS, INC. _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DEWEY L ELLIS JR
NOTARY PUBLIC
STATE OF NEVADA
APPOINTMENT NO. 21-2254-01
MY APPT. EXPIRES 09/09/2025

Signature:

Title:
CEO

_____ 2/12/2024
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KILEY PARTNERS, INC.

Financial Statements
For the Year Ended December 31, 2023
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kiley Partners, Inc. (the "Company") as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

February 20, 2024
Atlanta, Georgia

Rubio CPA, PC

Kiley Partners, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	50,666
Property and equipment, net of accumulated depreciation of $48,881		-
Deposit with clearing broker		102,276
Due from clearing broker		151,142
Other assets		497
Total Assets	$	304,581

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	3,396
Due to stockholder		561
Commission payable		6,537
Total Liabilities		10,494
Stockholder's Equity		
Total Stockholder's Equity		294,087
Total Liabilities and Stockholder's Equity	$	304,581

See accompanying notes.

Kiley Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Commissions	$	353,685
Interest		4,760
Other		95
Total revenues		358,540
Expenses		
Commissions, compensation, and benefits		99,846
IT, data and communications		79,496
Clearing costs		38,187
Other		103,224
Total expenses		320,753
Net Income	$	37,787

See accompanying notes.

3

Kiley Partners, Inc.

Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2023

Balance, December 31, 2022	$	486,300
Net income		37,787
Distributions to stockholder		(230,000)
Balance, December 31, 2023	$	294,087

Kiley Partners, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2023

Cash flows from operating activities:		
Net income	$	37,787
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in due from clearing broker		148,729
Change in deposit with clearing broker		(1,761)
Change in other assets		227
Change in accounts payable and accrued expenses		578
Change in due to stockholder		561
Change in commissions payable		(7,283)
Net cash provided by operating activities		178,838
Cash flows from financing activities:		
Distributions to stockholder		(230,000)
Net cash used by financing activities		(230,000)
Net decrease in cash		(51,162)
Cash balance:		
Beginning of year		101,828
End of year	$	50,666

KILEY PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u>   The Company is a registered broker dealer that began business in 1994.   The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities for customers located throughout the United States.

<u>Cash:</u>   The Company maintains its demand deposit in a high credit quality financial institution.   The balance at times may exceed federally insured limits.

<u>Property and Equipment:</u>   Property and equipment are recorded at cost.   Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.   Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.   When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

<u>Income Taxes:</u>   The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.   A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.   The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u>   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.   Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses.   Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u>   The Company buys and sells securities on behalf of its customers.   Each time a customer enters into a buy or sell transaction, the Company charges a commission.   Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).   The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

<u>Date of Management's Review:</u>   Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2023, the Company had net capital of $293,590 which was $193,590 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was .04 to 1.0.

NOTE C — RELATED PARTY TRANSACTIONS

The Company operates from office premises owned by the Stockholder at no cost to the Company pursuant to a lease and administrative services agreement.

Separately, the Stockholder at times pays operating expenses for the benefit of the Company for which reimbursement is subsequently requested. The due to stockholder within the accompanying statement of financial condition in the amount of $561 arose from the Stockholder's payment of such expenses that have yet to be reimbursed by the Company.

Financial position and results of operations might differ from the amounts in the accompanying financial statements if these transactions did not exist.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individuals and other entities. The Company's transactions are collateralized and are executed with and on behalf of its customers, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E – RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

Amounts receivable from its clearing broker at December 31, 2023 consist of commissions receivable and funds on deposit in a trading account.

NOTE F - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

NOTE G – CONCENTRATION

During 2023, approximately 99% of commissions revenue was earned from one customer and its affiliates.

Kiley Partners, Inc.

Schedule I
Computation of Net Capital Pursuant To Rule 15c3-1
Of The Securities And Exchange Commission Act of 1934
As Of December 31, 2023

Net capital:

Total stockholder's equity	$	294,087
Less non-allowable assets:		
Other assets		497
Total non-allowable assets		497
Net capital before haircuts		293,590
Less haircuts		-
Net capital		293,590
Minimum net capital required		100,000
Excess net capital	$	193,590
Aggregate indebtedness	$	10,494
Percentage of aggregate indebtedness to net capital		3.57%

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2023

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2023 and net capital as reported above.

Kiley Partners, Inc.

Schedule II

Computation For Determination Of Reserve Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission As Of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating To The Possession Or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission As Of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

KILEY PARTNERS INC.

KILEY PARTNERS INC.
16 BEL GIORNO CT.
HENDERSON, NV 89011
561-630-3200
FAX 561-658-7730

KILEY PARTNERS, INC.'S EXEMPTION REPORT

Kiley Partners, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated. by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023, without exception.

_____
Michael Kiley, CEO
January 2, 2024

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Kiley Partners, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Kiley Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kiley Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Kiley Partners, Inc. stated that Kiley Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kiley Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kiley Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 20, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC